NEOGENOMICS, INC.
12701 Commonwealth Drive, Suite 9
Fort Myers, Florida 33913

May 30, 2007

Mr. David Link
United States Securities and Exchange Commission
100 F Street
Washington, D.C. 20549

Re:    NeoGenomics, Inc.
    Request for Acceleration of Post Effective Amendment No. 3 to RegistrationStatement on Form SB-2
    File No. 333-126754

Ladies and Gentlemen:

NeoGenomics, Inc. (the “Company) hereby requests acceleration of the effectiveness of its Post Effective Amendment No. 3 to Registration Statement on Form SB-2 (File No. 333-126754), filed on May 24, 2007, as amended, to 4:00 pm on May 30, 2007, or as soon thereafter as practicable.

Please direct any questions or comments regarding this filing to Ronald S. Haligman at (305) 539-3339 or Clayton E. Parker at (305) 539-3306 of Kirkpatrick & Lockhart Preston Gates Ellis LLP, counsel to the Company.

In addition, the Company acknowledges that:

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

NEOGENOMICS, INC.

By:           /s/ Robert P. Gasparini
Robert P. Gasparini
Chief Executive Officer